                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

         For the Fiscal Year Ended December 31, 2000 and 1999

                    OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934


             COMMISSION FILE NUMBER 1-11846


   A.  Full title of the Plan:
                   APTARGROUP, INC. PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 APTARGROUP, INC.
                 475 West Terra Cotta Avenue, Suite E
                 Crystal Lake, Illinois 60014
                 Telephone:  (815) 477-0424

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------



                                                          Page
                                                          ----

  Report of Independent Accountants                         1

  Financial statements:



  Statements of Net Assets Available for
    Benefits, at December 31, 2000 and 1999                 2

  Statements of Changes in Net Assets Available
    for Benefits, for the years ended
    December 31, 2000 and 1999                              3

  Notes to Financial Statements                            4-9

  Supplemental schedules:

  Assets held for investment purposes at
    December 31, 2000 and 1999 (Schedule I)               10-13

  Consent of Independent Accountants                    Exhibit 23




  Note: Certain supplementary schedules have been omitted because they are not applicable

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Participants and the
Administrative Committee of the
AptarGroup, Inc.
Profit Sharing and Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Chicago, Illinois

June 25, 2001

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                       STATEMENTS OF NET ASSETS AVAILABLE
                                 FOR BENEFITS,
                         AT DECEMBER 31, 2000 AND 1999
                         -----------------------------



                                          2000         1999
                                      -----------  -----------
Assets:
 Investments, at market value
  Fidelity mutual funds
     Money Market Fund                $ 7,093,061  $ 7,325,805
     Magellan Fund                     23,280,124   24,870,474
     Growth and Income Fund            12,576,503   12,879,284
     Managed Income Fund                1,798,812    1,958,298
     Overseas Fund                      1,260,308    1,033,146
     Fidelity Asset Manager               756,643      809,725
     Fidelity Small Cap Selector          121,207           --
  AptarGroup Stock Fund                 5,860,831    5,214,009
  Participant loans                     1,662,612    1,354,002
 Contributions Receivable:
  Participant                             385,274           --
  Employer                                119,877           --
                                      -----------  -----------

 NET ASSETS AVAILABLE FOR BENEFITS    $54,915,252  $55,444,743
                                      ===========  ===========



        The accompanying notes are an integral part of these statements.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                ----------------------------------------------

                                                                  2000          1999
                                                              -----------   -----------
 Income from Investments:
  Dividends                                                   $ 2,959,860   $ 3,474,543
  Interest                                                        113,461       121,339

 Net (depreciation)/appreciation in market value of assets     (4,303,332)    2,735,020

 Contributions:
  Participant                                                   4,059,795     3,140,511
  Employer                                                      1,378,827     1,036,233

 Transfer from other plan                                              --       635,259
                                                              -----------   -----------

 Total additions                                                4,208,611    11,142,905
                                                              -----------   -----------


 Benefits paid to participants                                 (4,721,424)   (2,826,947)

 Administrative expenses                                          (16,678)       (5,293)
                                                              -----------   -----------

 Total deductions                                              (4,738,102)   (2,832,240)
                                                              -----------   -----------


 Net (decrease)/increase in net assets available
  for benefits for the period                                    (529,491)    8,310,665

 Net assets available for benefits, beginning
  of the period                                                55,444,743    47,134,078
                                                              -----------   -----------

 Net assets available for benefits, end
  of the period                                               $54,915,252   $55,444,743
                                                              ===========   ===========

       The accompanying notes are an integral part of these statements.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2000 AND 1999
                          --------------------------


NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The AptarGroup, Inc., Profit Sharing and Savings Plan (the "Plan"), established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time employees of AptarGroup, Inc. and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company, consisting of Company employees.

An employee becomes eligible to participate at the beginning of each quarter after the completion of six months of service. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 16 percent of earnings (subject to Internal Revenue Code limitations). Participants' earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits. The Company matched 50% of participant contributions up to the first 6% for the years ended December 31, 2000 and 1999.

Investment funds available to participants include the Money Market Fund, Magellan Fund, Managed Income Fund, Growth and Income Fund, Overseas Fund, Asset Manager, Small Cap Selector Fund and the AptarGroup Stock Fund. A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Money Market Fund and Managed Income Fund.

Fidelity Management Trust Company is the trustee for the AptarGroup, Inc. Profit Sharing and Savings Plan, which includes separately the Money Market Fund, Magellan Fund, Growth and Income Fund, Managed Income Fund, Overseas Fund, Asset Manager Fund, Small Cap Selector Fund and AptarGroup Stock Fund.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
                           --------------------------


Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a participant terminates employment for any reason other than retirement after age 65, death, or disability, the nonvested amounts of the Employer contributions will be used to reduce contributions of the Employer. The amounts of such forfeitures in each of the years ending December 31, 2000 and 1999 were immaterial. Nonvested amounts for participants who terminate employment for any reason other than retirement after age 65, death, or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in services as defined by the Plan agreement.

Further information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description, which is available from the Plan Administrator.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------

All investments are stated at current market prices in actively traded markets. Participant loans are valued at cost, which approximates fair market value.

Contributions
-------------

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2000 AND 1999
                          --------------------------


Security Transactions and Investment Income
-------------------------------------------

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation or depreciation consists of realized and unrealized gains and losses. Realized losses and gains are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis. Unrealized losses and gains are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.

Amounts Allocated to Withdrawing Participants
---------------------------------------------

Net assets available for plan benefits include $6,051,853 and 4,653,265 at December 31, 2000 and 1999, respectively, representing the vested account balances of participants, who are no longer employed by the Company and who have not received benefit payments.

Trustee and Administrative Expenses
-----------------------------------

Expenses incurred in the administration of the Plan, except for loan service fees, which are paid by the participants, are paid by the Company.


NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

Party-in-interest transactions consisted of loans made to participants and investments in the AptarGroup Stock Fund. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

The Plan provides that a participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the participant's vested account balance or $50,000. Each participant loan is evidenced by a note and is considered an investment to that participant's

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2000 AND 1999
                          --------------------------

respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent (at December 31, 2000 interest rates on outstanding notes ranged from 8.75% to 10.5%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.


NOTE 4 - FEDERAL INCOME TAX STATUS
----------------------------------

The Internal Revenue Service has determined, and informed the Company by a letter dated March 27, 1995 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - RISKS AND UNCERTAINTIES
--------------------------------

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE 6 - AMENDMENT AND TERMINATION OF PLAN
------------------------------------------

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment.

Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2000 AND 1999
                          --------------------------


 NOTE 7 - INVESTMENTS:
 ---------------------

 The cost and market value of investments at December 31, 2000 and 1999 are as follows:


                                                            Market
        2000 Investments                     Cost            Value
-------------------------------------     -----------     -----------

Money Market Fund -
 Fidelity Money Market Fund,
 7,093,061 shares                         $ 7,093,061     $ 7,093,061
Magellan Fund -
 Fidelity Magellan Fund Portfolio,
 195,139 shares                            18,834,100      23,280,124
AptarGroup Stock Fund -
 AptarGroup, Inc. Stock,
 199,518 shares                             4,148,803       5,860,831
Growth and Income Fund -
 Fidelity Growth and Income
 Portfolio #027-0254927262,
 298,729 shares                            10,607,424      12,576,503
Managed Income Fund -
 Fidelity Managed Income,
 1,798,812 shares                           1,798,812       1,798,812
Overseas Fund -
 Fidelity Overseas Fund
 36,669 shares                              1,434,603       1,260,308
Asset Manager Fund -
 Fidelity Asset Manager
 44,985 shares                                813,955         756,643
Small Cap Selector Fund -
 Fidelity Small Cap Selector
 7,468 shares                                 127,110         121,207
Participant Loans -
 Range of interest rates 8.75-10.5%                 0       1,662,612
                                          -----------     -----------

                                          $44,857,868     $54,410,101
                                          ===========     ===========

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2000 AND 1999
                          --------------------------

                                                     Market
         1999 Investments                Cost         Value
------------------------------------  -----------  -----------

Money Market Fund -
 Fidelity Money Market Fund,
 7,325,805 shares                     $ 7,325,805  $ 7,325,805
Magellan Fund -
 Fidelity Magellan Fund Portfolio,
 182,028 shares                        16,537,399   24,870,474
AptarGroup Stock Fund -
 AptarGroup, Inc. Stock,
 207,523 shares                         4,151,291    5,214,009
Growth and Income Fund -
 Fidelity Growth and Income
 Portfolio #027-0254927262,
 273,098 shares                         9,172,066   12,879,284
Managed Income Fund -
 Fidelity Managed Income,
 1,958,298 shares                       1,958,298    1,958,298
Overseas Fund -
 Fidelity Overseas Fund
 21,519 shares                            787,389    1,033,146
Asset Manager Fund -
 Fidelity Asset Manager
 44,055 shares                            787,507      809,725
Participant Loans -
 Range of interest rates 8.75-10%               0    1,354,002
                                      -----------  -----------

                                      $40,719,755  $55,444,743
                                      ===========  ===========

                                                                      Schedule I

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 2000
                             --------------------

                                                         Number of
          Party Involved                   Description    Shares
-----------------------------------------  ------------  ---------

Fidelity Money Market
 Trust Retirement
 Government Money Market
 Portfolio                                 Mutual Fund   7,093,061

Fidelity Magellan Fund
 Portfolio                                 Mutual Fund     195,139

AptarGroup, Inc. Stock*                    Common Stock    199,518

Fidelity Growth and Income
 Portfolio #027-0254927262                 Mutual Fund     298,729

Fidelity Managed Income
 Fund                                       Mutual Fund  1,798,812

Fidelity Overseas Fund                      Mutual Fund     36,669

Fidelity Asset Manager                      Mutual Fund     44,985

Fidelity Small Cap Selector                 Mutual Fund      7,468

Participant Loans*                          Loan                --
 Range of interest rates 8.75% - 10.5%

* Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 2000
                             --------------------

                                           Market
         Party Involved                     Value
-------------------------------------    -----------

Fidelity Money Market Trust
Retirement Government Money
Market Portfolio                         $ 7,093,061

Fidelity Magellan Fund Portfolio          23,280,124

AptarGroup, Inc. Stock*                    5,860,831

Fidelity Growth and Income
 Portfolio #027-0254927262                12,576,503

Fidelity Managed Income Fund               1,798,812

Fidelity Overseas Fund                     1,260,308

Fidelity Asset Manager                       756,643

Fidelity Small Cap Selector                  121,207

Participant Loans*                         1,662,612
                                         -----------
 Range of interest rates 8.75% - 10%
 Total Assets Held for Investment        $54,410,101
                                         ===========

*Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1999
                             --------------------

                                                                  Number of
        Party Involved                     Description             Shares
----------------------------              -------------          -----------
 Fidelity Money Market
  Trust Retirement
  Government Money Market
  Portfolio                                Mutual Fund            7,325,805

 Fidelity Magellan Fund
  Portfolio                                Mutual Fund              182,028

 AptarGroup, Inc. Stock*                   Common Stock             207,523

 Fidelity Growth and Income
  Portfolio #027-0254927262                Mutual Fund              273,098

 Fidelity Managed Income
  Fund                                      Mutual Fund           1,958,298

 Fidelity Overseas Fund                     Mutual Fund              21,519

 Fidelity Asset Manager                     Mutual Fund              44,055

 Participant Loans*                         Loan                         --
  Range of interest rates 8.75 % - 10%

* Party-in-interest

                                 APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                               AT DECEMBER 31, 1999
                               --------------------


                                                Market
        Party Involved                          Value
------------------------------               -----------
 Fidelity Money Market Trust
 Retirement Government Money
 Market Portfolio                            $ 7,325,805

 Fidelity Magellan Fund Portfolio             24,870,474

 AptarGroup, Inc. Stock*                       5,214,009

 Fidelity Growth and Income
  Portfolio #027-0254927262                   12,879,284

 Fidelity Managed Income Fund                  1,958,298

 Fidelity Overseas Fund                        1,033,146

 Fidelity Asset Manager                          809,725

 Participant Loans*                            1,354,002
                                             -----------
  Range of interest rates 8.75% - 10%


 Total Assets Held for Investment            $55,444,743
                                             ===========

*Party-in-interest

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        AptarGroup, Inc.


                        By:  AptarGroup, Inc., as Plan Administrator


                        By:
                        ------------------------------
                        Lawrence Lowrimore
                        Vice President-Human Resources



June 25, 2001

                                 EXHIBIT INDEX


Exhibit No.          Description                             Sequential Page No.
-----------          -----------                             ------------------

23                   Consent of Independent Accountants               16